SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2018

Or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

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OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

OLD REPUBLIC INTERNATIONAL CORPORATION EMPLOYEES
SAVINGS AND STOCK OWNERSHIP PLAN, Registrant

By:	/s/ Karl W. Mueller
Karl W. Mueller, Member of the Administration Committee

Date: June 28, 2019

Old Republic International Corporation
Employees Savings and Stock Ownership Plan

Report on Audits of Financial Statements
and Supplemental Schedule

For the Years Ended December 31, 2018 and 2017

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Pages

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2018 and 2017	4

Notes to Financial Statements	5-12

Supplemental Schedule:

Schedule of Assets (Held at End of Year) at December 31, 2018	14

Note
Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Old Republic International Corporation Employee Savings and Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Old Republic International Corporation Employee Savings and Stock Ownership Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2007.

Minneapolis, Minnesota
June 27, 2019

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2018
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account

ASSETS:
Investments, at fair value:
Old Republic International Corporation
common shares	$12,707,365	$214,403,569	$92,178,839	$319,289,773
Mutual funds	458,792,279	187,213	—	458,979,492
Short-term investments	—	—	5,212,100	5,212,100
Total investments	471,499,644	214,590,782	97,390,939	783,481,365

Receivables:
Contributions from employers	—	—	5,220,309	5,220,309
Contributions from employees	294,716	—	—	294,716
Accrued interest and dividends	—	—	10,538	10,538
Total receivables	294,716	—	5,230,847	5,525,563
TOTAL ASSETS	471,794,360	214,590,782	102,621,786	789,006,928

LIABILITIES:
Notes payable	—	—	84,038,664	84,038,664
Unpaid anti-discrimination refunds	280,000	—	—	280,000
Unpaid administrative expenses	—	26,800	450	27,250
TOTAL LIABILITIES	280,000	26,800	84,039,114	84,345,914

NET ASSETS AVAILABLE FOR BENEFITS	$471,514,360	$214,563,982	$18,582,672	$704,661,014

The accompanying notes are an integral part of these financial statements.

3

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2017
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account

ASSETS:
Investments, at fair value:
Old Republic International Corporation
common shares	$11,349,607	$209,286,505	$60,148,012	$280,784,124
Mutual funds	457,497,609	105,894	—	457,603,503
Short-term investments	—	—	2,212,228	2,212,228
Total investments	468,847,216	209,392,399	62,360,240	740,599,855

Receivables:
Contributions from employers	—	—	7,206,790	7,206,790
Contributions from employees	—	—	—	—
Accrued interest and dividends	—	—	2,319	2,319
Total receivables	—	—	7,209,109	7,209,109
TOTAL ASSETS	468,847,216	209,392,399	69,569,349	747,808,964

LIABILITIES:
Notes payable	—	—	41,038,664	41,038,664
Unpaid anti-discrimination refunds	300,000	—	—	300,000
Unpaid administrative expenses	—	26,800	1,132	27,932
TOTAL LIABILITIES	300,000	26,800	41,039,796	41,366,596

NET ASSETS AVAILABLE FOR BENEFITS	$468,547,216	$209,365,599	$28,529,553	$706,442,368

The accompanying notes are an integral part of these financial statements.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2018 and 2017

	2018
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account

Additions (Reductions):
Employer contributions	$—	$—	$5,220,309	5,220,309
Common shares released to participants
(715,682 shares at $21.38 per
share and 695,220 shares at
$19.00 per share, respectively)	—	15,301,281	—	15,301,281
Employee contributions	56,874,121	—	—	56,874,121
Interfund transfers	9,275,316	(9,275,316)	—	—
Interest income	(16)	4,490	94,971	99,445
Dividend income	30,649,358	17,731,592	5,670,185	54,051,135
Net appreciation (depreciation) in
fair value of investments	(58,690,076)	(8,148,147)	(2,874,667)	(69,712,890)
Total additions (reductions)	38,108,703	15,613,900	8,110,798	61,833,401

Deductions:
Termination and withdrawal benefits	34,828,093	10,404,643	—	45,232,736
Common shares released to participants
(715,682 shares at $21.38 per
share and 695,220 shares at
$19.00 per share, respectively)	—	—	15,301,281	15,301,281
Interest expense	—	—	2,754,625	2,754,625
Anti-discrimination refunds	289,599	—	—	289,599
Administrative expenses	23,867	10,874	1,773	36,514
Total deductions	35,141,559	10,415,517	18,057,679	63,614,755
Net additions (deductions)	2,967,144	5,198,383	(9,946,881)	(1,781,354)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	468,547,216	209,365,599	28,529,553	706,442,368
End of year	$471,514,360	$214,563,982	$18,582,672	$704,661,014

The accompanying notes are an integral part of these financial statements.

4

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2018 and 2017

	2017
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account

Additions (Reductions):
Employer contributions	$—	$—	$7,206,790	$7,206,790
Common shares released to participants
(715,682 shares at $21.38 per
share and 695,220 shares at
$19.00 per share, respectively)	—	13,209,180	—	13,209,180
Employee contributions	47,685,785	—	—	47,685,785
Interfund transfers	11,346,302	(9,909,439)	(1,436,863)	—
Interest income	7,910	235	17,911	26,056
Dividend income	21,745,894	7,372,805	2,402,279	31,520,978
Net appreciation (depreciation) in
fair value of investments	47,334,786	24,090,782	7,582,905	79,008,473
Total additions (reductions)	128,120,677	34,763,563	15,773,022	178,657,262

Deductions:
Termination and withdrawal benefits	39,927,100	14,803,797	—	54,730,897
Common shares released to participants
(715,682 shares at $21.38 per
share and 695,220 shares at
$19.00 per share, respectively)	—	—	13,209,180	13,209,180
Interest expense	—	—	1,381,079	1,381,079
Anti-discrimination refunds	222,498	—	—	222,498
Administrative expenses	23,466	10,923	1,440	35,829
Total deductions	40,173,064	14,814,720	14,591,699	69,579,483
Net additions (deductions)	87,947,613	19,948,843	1,181,323	109,077,779

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	380,599,603	189,416,756	27,348,230	597,364,589
End of year	$468,547,216	$209,365,599	$28,529,553	$706,442,368

The accompanying notes are an integral part of these financial statements.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

1.	Description of Plan

A. Basis of Presentation

The accompanying financial statements of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the Plan) include plan assets for employees of Old Republic International Corporation and participating subsidiaries (the Corporation, the Plan Sponsor, the Company(ies) or the Employer(s)). These financial statements and accompanying notes together provide only general information about the Plan. The Plan Document must be referred to for a complete description of the Plan's provisions.

B. General

The Plan is a defined contribution plan, under the provisions of Section 401(k) of the Internal Revenue Code, covering a majority of employees of the Corporation and certain of its subsidiary companies and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees become participants in the Plan on their employment date and as soon as they elect to make contributions to the Plan. Effective as of January 1, 2008, the Plan was amended and operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of ERISA.

In 2008, the Plan purchased Corporation common shares (ESSOP shares) using the proceeds of loans from the Corporation and participating subsidiary companies (see Note 4). The borrowings and interest costs were repaid over a ten year period by fully deductible Corporation contributions to the Plan, dividends from unallocated Corporation stock, and any earnings the net funds may earn. In June 2018, the Plan made the final principal payment on these loans.

In 2015, the Plan purchased ESSOP shares using the proceeds from a loan from the Corporation. Additionally, in 2018, the Plan purchased ESSOP Shares using the proceeds of loans from the Corporation and participating subsidiary companies (see summary of all loans at Note 4). The shares are held in a trust established under the Plan. The borrowing and interest costs are to be repaid over an eight year and ten year period, respectively, by fully deductible Corporation contributions to the Plan, dividends from unallocated Corporation stock, and any earnings the net funds may earn.

On an annual basis, the Plan makes a calculation of the number of shares to be allocated (released) to the account of eligible participants. The calculation of allocated shares is made in accordance with applicable regulations under the Code and the Plan document. Shares allocated to participants will vest in accordance with the stated vesting provisions in the Plan document (see Note 1E).

The financial statements of the Plan as herein included, present separately the assets and liabilities and changes therein pertaining to the stock not yet allocated to participants under the columns titled “Unallocated Account”. Shares allocated are included in the financial statements herein under the columns titled “Non-participant Directed Account” and are entitled to diversification as afforded within the Plan document.

C. Contributions

Deferral elected contributions from employees are made on a pretax basis up to a limit of $18,500 in 2018. Participants may elect to make additional contributions, on a post-tax basis, up to a maximum of 100% of eligible compensation, as defined in the Plan, not to exceed the limits set by Section 415 of the Code. All contributions are recorded in the period in which the Companies make payroll deductions from Plan participants. Any employee who does not contribute to the Plan does not receive a Company matching contribution.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

Only employee contributions up to 6% are matched. However, the maximum amount of contribution which can be matched per employee cannot exceed $9,000 (6% of $150,000) per Plan year. Contributions are also subject to other Code limitations (including the limits imposed by Code Section 415).

Employees may also roll over into the Plan qualified distributions from their previous employer(s)’ qualified plan(s). In addition, employees who are 50 years of age at any time during the Plan year may make additional, pretax, catch-up contributions up to $6,000 in 2018. Rollovers and catch-up contributions are not eligible for company matching.

Participants direct the investment of their contributions into mutual funds offered by the Plan. In addition, participants may also direct their contributions to buy Old Republic common stock. Participants may change the investment allocation of their contributions and earnings up to 12 times per year.

A Plan participant is eligible to receive an allocation of ESSOP shares if the following criteria are met:

•	the participant completes 1,000 or more hours of service during the year and

•	the participant is employed by one of the Companies on December 31 of that year, died or became fully disabled during the year, or retired during the year after attaining age 65.

The Company contributions, when aggregated with the Plan’s dividends and other earnings on the unallocated ESSOP shares, are used to fund the Plan’s debt service. The debt service funding triggers the release of shares to be allocated to participants’ accounts, in accordance with regulations under ERISA, the Code and the Plan Document.

The Company matching contribution is based on the following formula:

	If the percentage increase in the Corporation's average
	operating earnings per share for the most recent five year period is
	Less Than	6.00%	9.01%	15.01%	Over
	6%	to 9%	to 15%	to 20%	20%
Percentage of Recognized	The Resulting Employer Matching Contribution
Compensation Contributed	on the First 6% of Employee Savings Will Be:
1.00%	30%	40%	65%	100%	140%
1.01 to 2.00%	28%	38%	63%	98%	138%
2.01 to 3.00%	26%	36%	61%	96%	136%
3.01 to 4.00%	24%	34%	59%	94%	134%
4.01 to 5.00%	22%	32%	57%	92%	132%
5.01 to 6.00%	20%	30%	55%	90%	130%
6.01 to 15.00%	None	None	None	None	None

The percentage increase in the Corporation's average operating earnings per share is obtained by comparing the average diluted operating earnings per share for the Corporation for the five years ending with the calculation year to the same average for the five years ending the year prior to the calculation year. Operating earnings per share are equal to net income per share exclusive of realized and unrealized capital gains or losses and extraordinary items and income taxes applicable thereto.

Additional amounts from consolidated annual net profits after taxes or accumulated earnings as the Board of Directors of the Companies may determine from time to time may be added to the contributions resulting from the above formula. The amounts of the Companies’ contributions are subject to the following limitations:

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

•	No contribution shall be made by any Employer for any fiscal year which exceeds the maximum amount currently deductible by that Employer under section 404 of the Code.

•	No contribution shall be made by any Employer for any fiscal year which would cause its total contribution to exceed the amount of its annual net profit before taxes and its accumulated earnings.

For plan years 2018 and 2017, the Corporation’s Board of Directors declared contributions of $5,220,309 and $7,206,790 respectively.

D. Employee Account

When a Plan participant makes employee contributions, the contributions are allocated to the mutual fund(s) or Old Republic common stock fund as designated by the participant. These funds constitute the participant’s Employee Account which, for financial statement purposes, is included under the column entitled “Participant Directed Account.” Earnings or losses inure to each Plan participant's Employee Account on a daily basis, based upon the performance of the mutual fund(s) and Old Republic common stock fund that the Plan participant selected. Participants are fully vested in their contribution funds and earnings/losses thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

For contributions made to the Plan prior to 2005, participants may make in-service withdrawals from their Employee Account no more than twice during a plan year. The minimum amount of such in-service withdrawal shall be the lower of $500 or the balance of the participant’s Employee Account as of the last day of the prior plan year. For contributions made to the Plan after 2004, participants may make in-service withdrawals, including contributions made during the year of the in-service withdrawal, only if they meet the hardship provisions outlined in the Internal Revenue Service Regulations. Effective January 1, 2014, participants may only withdraw Employee after-tax contributions that were not made during the current year and may not withdraw after-tax contributions allocated on or after January 1, 2014, nor any earnings thereon.

E. Company Account

Each year, the released shares triggered by the debt service funding and the earnings/losses thereon are allocated to the participant’s Company Account which, for financial statement purposes, is included under the column entitled “Non-Participant Directed Account.” If a Plan participant terminates service with the Companies, the amount that he/she receives from his/her Company Account depends upon his/her vested interest in such account. A Plan participant vests in his/her Company Account based on his/her "Years of Service," over a six year period, with 20% vesting after two years of service plus an additional 20% per additional vesting year.

A Plan participant earns a Year of Service for each calendar year during which he/she completes 1,000 or more hours of service for the Companies. However, a Plan participant will become 100% vested in his/her Company Account prior to six years of service if:

•	the Plan participant has reached age 65, or

•	termination is caused by death, or

•	termination is caused by total and permanent disability which renders the employee incapable of performing satisfactory service for the Companies.

Upon meeting any of the above, the participant may elect to receive his/her benefits in the form of cash or Old Republic International Corporation common shares (Company Stock). If a participant elects a cash distribution of both his/her Company Account and Employee Account, he/she may elect to be paid:

•	in one lump sum, or

•	in a direct rollover to an eligible retirement plan specified by the participant, or

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

•
in substantially equal annual or more frequent installments paid over a reasonable period of time not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his/her spouse or designated beneficiary.

The amount a Plan participant receives from his/her Company Account is also affected by forfeitures and earnings/losses. If a Plan participant terminates service prior to full vesting, the non-vested portion of his/her Company Account is forfeited. Forfeited matching amounts are re-allocated to remaining participants who made employee contributions, completed 1,000 or more hours of service for the Company during the year, and are employed by the Company on December 31 or terminated service due to retirement on or after age 65, death, or total and permanent disability. Forfeited amounts from other employer discretionary contributions not included in matching contributions are reallocated to all remaining eligible Plan participants who are employed by the Companies on the last day of the year. Forfeitures are allocated based upon the ratio of the Plan participant's eligible compensation to the eligible compensation of all eligible Plan participants (eligible compensation is limited to a maximum of $150,000). Forfeitures allocated in 2018 and 2017 were $488,318 and $427,450, respectively.

Each participant’s account is credited with an allocation of ESSOP shares released by the Trustee from the unallocated account and forfeitures of terminated participants’ non-vested accounts. Only those participants, who are eligible participants as described above, will receive an allocation in accordance with the Plan document.

Participants are able to divest Company Stock acquired with employer matching and profit sharing contributions after completing three years of service. The investment options available for diversification are the same mutual funds available for investment of Employee contributions. Previously diversified funds may be re-diversified into Old Republic common stock. For financial statement purposes, diversified funds are transferred from the Non-Participant Directed Account to the Participant Directed Account, but are still considered part of the Company Account.

F.     Unallocated Account

The unallocated account represents all assets and liabilities of the Plan relating to the leveraging of the Plan and not yet allocated to participants.

G. Common Shares Released to Participants

The Common Shares Released to Participants represents the fair value of the ESSOP shares allocated to participants’ accounts during the year. It represents the number of shares calculated in accordance with applicable regulations under the Code. It takes into account the debt service provided by the Company contributions, and dividends received on the unallocated ESSOP shares during the year. The release fraction applied to the number of unreleased shares is the principal paid that coincides with the timing of the Company contributions, and the interest paid during the plan year (numerator) divided by the numerator plus an estimate of the remaining future principal and interest (assuming most recent interest rate at December 31) to be paid.

During 2018 and 2017, 715,682 and 695,220 ESSOP shares, respectively, were released and 4,481,227 and 2,813,284 ESSOP shares respectively, remained unallocated as of December 31, 2018 and 2017. It should be noted that there is no connection as to the number of shares being allocated and the market value of the Corporation’s common shares at any given time. Hence, the market value of the stock on the actual day of allocation (release) to participants’ accounts may vary from the fair value at December 31, 2018 and 2017, as presented in the financial statements.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

H. Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such voting rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

2.	Summary of Accounting Policies

A. Basis of Accounting

The Plan’s financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). Necessary reclassifications are made in prior periods’ financial statements whenever appropriate to conform to the most current presentation.

B. Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results can differ from those estimates.

C. Risks and Uncertainties

Besides the investment of matching contributions into common stock of the Corporation, the Plan provides participants with various investment alternatives for their savings contributions and or diversifications. These investment alternatives are made up of various mutual funds which can be equity based, fixed income based or a combination thereof. In addition, participants may also direct their contributions to buy Old Republic common stock.

All of the above investment alternatives are exposed to various market risks including the level of interest rates, economic conditions and individual credit profiles. Due to these risks and the uncertainty related to changes in the market value of underlying investment securities, it is possible that participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits could be materially affected.

D. Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the valuation date. Old Republic International Corporation common shares are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year. Short‑term investments are valued at cost plus accrued interest which approximates fair value.

The statements of changes in net assets available for benefits reflect the net appreciation (depreciation) in fair value of the Plan’s investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest income is recorded as earned and dividend income is recorded as earned on the ex-dividend date. Purchases and sales are recorded on a trade-date basis.

E. Termination and Withdrawal Benefit Payments

Termination and withdrawal benefit payments are recorded upon distribution payment.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

F.     Plan Expenses

Plan expenses including fees for trustee, legal, accounting, auditing, investment, custodial and other services are paid by the Plan and included in administrative expenses. Certain other expenses are paid or provided by the Plan Sponsor. Investment management fees paid by the Plan are included in the net fund investment appreciation (depreciation) for the year.

G. Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

3.	Investments

Fair Value Measurements

The Plan investments are reported at fair value in the accompanying statements of net assets available for plan benefits. Fair value is defined as the estimated price that is likely to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date. A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: inputs based on quoted market prices in active markets (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2(D). There have been no changes in the methodologies used at December 31, 2018 from prior years.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017:

		December 31, 2018
		Fair Value Measurements Using:
	Fair Value	Level 1	Level 2	Level 3
Company common stock	$319,289,773	$319,289,773	$—	$—
Mutual funds	458,979,492	458,979,492	—	—
Other short-term investments	5,212,100	5,212,100	—	—
Total investments at fair value	$783,481,365	$783,481,365	$—	$—

		December 31, 2017
		Fair Value Measurements Using:
	Fair Value	Level 1	Level 2	Level 3
Company common stock	$280,784,124	$280,784,124	$—	$—
Mutual funds	457,603,503	457,603,503	—	—
Other short-term investments	2,212,228	2,212,228	—	—
Total investments at fair value	$740,599,855	$740,599,855	$—	$—

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

4.	Notes Payable

In December 2008, the Plan entered into term loan agreements with the Corporation and participating subsidiary companies for aggregate borrowings of $50,000,000 ($30,000,000 from the Corporation and $20,000,000 from the participating subsidiary companies). The proceeds of the loans were used to purchase 5,488,475 shares of the Corporation’s common stock. The loans all bore interest at a variable interest rate indexed to the London Interbank Offered Rate (LIBOR) plus 350 basis points. The interest rate was 4.85% at December 31, 2017. In June 2018, the Plan repaid the remaining principal on the loans.

In December 2015, the Plan entered into an additional term loan agreement with the Corporation for aggregate borrowings of $34,038,664. The proceeds of the loan were used to purchase 2,200,000 shares of the Corporation’s common stock. The loan bears interest at the less of (a) 4.0% per year, or (b) the variable interest rate indexed to the one month London Interbank Offered Rate (LIBOR) plus 175 basis points calculated monthly. The interest rate was 4.09% and 3.10% at December 31, 2018 and 2017, respectively.

Interest on the additional term loan is payable quarterly with any remaining accrued interest due and payable on maturity of the loan. Principal on the loan is payable in accordance with the following maturity schedule. Principal repayments are due beginning in 2019 and go through March 2023 when any remaining principal and accrued interest are due and payable.

In May 2018, the Plan entered into term loan agreements with the Corporation and participating subsidiary companies for aggregate borrowings of $50,000,000 ($750,000 from the Corporation and $49,250,000 from the participating subsidiary companies). The proceeds of the loans were used to purchase 2,383,625 shares of the Corporation’s common stock. The loans bear a 5% interest rate.

Interest is payable quarterly with any remaining accrued interest due and payable on maturity of the loan. Principal on the loans are payable in accordance with the following maturity schedule. Principal repayments are due beginning in 2019 and go through March 2028 when any remaining principal and accrued interest are due and payable.

At December 31, 2018 and 2017, loans due to the Corporation and participating subsidiary companies aggregated $84,038,664 and $41,038,664, respectively.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

Maturities of the Plan’s ESSOP loans are as follows:

		2015 Term Loan	2018 Term Loans
	Total	Corporation	Corporation	Participating Subsidiary Companies

2019	$7,400,000	$6,800,000	$9,000	$591,000
2020	7,600,000	6,800,000	12,000	788,000
2021	7,800,000	6,800,000	15,000	985,000
2022	8,000,000	6,800,000	18,000	1,182,000
2023	8,238,664	6,838,664	21,000	1,379,000
2024	8,600,000	0	129,000	8,471,000
2025	8,800,000	0	132,000	8,668,000
2026	9,000,000	0	135,000	8,865,000
2027	9,200,000	0	138,000	9,062,000
2028	9,400,000	0	141,000	9,259,000
Total	$84,038,664	$34,038,664	$750,000	$49,250,000

The fair value of the Plan’s notes payable are equal to their carrying value. The estimated fair value is based on an internally generated interest yield market matrix table, which incorporates maturity, coupon rate, credit quality, structure and current market conditions. All notes payable are classified within Level 3 of the fair value hierarchy as described in Note 3.

5.	Related Parties and Parties in Interest

Old Republic International Corporation and participating subsidiaries are parties in interest. The Plan’s Non-Participant Directed Account (Company Account) and Unallocated Account are made up of the Corporation’s common stock as noted in Note 3. Also, office personnel, space and equipment are furnished by the Companies at no charge to the Plan.

Fidelity Investments Institutional Services Company, Inc. (Fidelity Investments), a subsidiary of FMR Corporation, is the Plan’s custodian, record keeper and provider of educational information to Plan participants. Certain mutual funds are managed by subsidiaries of FMR Corporation, which makes FMR Corporation a party in interest. Fees paid by the Plan to Fidelity Investments for custodianship, transaction and maintenance were $7,941 and $8,089 during 2018 and 2017, respectively.

6.	Termination Priorities

Although it has no plans to do so, the Corporation reserves the right, either with or without formal action, to terminate the Plan. Each Employer reserves the right to permanently discontinue its contributions to the Plan. In the event that an Employer permanently discontinues its contributions to the Plan, or the Corporation terminates the Plan, or the Plan is partially terminated under operation of law, the accounts of the affected participants shall be fully vested and non-forfeitable. Upon termination of the Plan, the Plan shall direct the trustee to pay all liabilities and expenses of the Trust Fund and sell shares of financed ESSOP shares held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loans.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

7.	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter, dated November 17, 2017, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2018 and 2017. The Plan is not currently under audit by any tax jurisdiction.

8.	Anti-Discrimination Refunds

Due to limits imposed by Internal Revenue Code Section 415 and ERISA, tests are performed annually to determine that the Plan has not discriminated between highly compensated employees and non-highly compensated employees. In most years, initial tests indicate that there is an excess differential between contributions by highly compensated employees and non-highly compensated employees. To bring the Plan into compliance, a determination is made as to how many contributions need to be returned to highly compensated employees so the Plan can meet the “Actual Contribution Percentage Test for Non-excludable Employees.” This amount represents the anti-discrimination refunds payable at any given year-end. Anti-discrimination refunds payable to participants were $280,000 and $300,000 at December 31, 2018 and 2017, respectively.

SUPPLEMENTAL SCHEDULE

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018
EIN: 36-2678171 PLAN NUMBER-002

			(c)
		DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
	(b)		RATE OF		SHARES, PAR,			(e)
	IDENTITY OF ISSUE, BORROWER,	MATURITY	INTEREST		OR MATURITY		(d)	CURRENT
(a)	LESSOR, OR SIMILAR PARTY	DATE	DIVIDENDS	COLLATERAL	VALUE		COST	VALUE

MUTUAL FUNDS:
	BALANCED FUNDS:
*	FIDELITY FREEDOM INCOME K	N/A	VARIABLE	N/A	328,940	sh	#	$3,608,474
*	FIDELITY FREEDOM 2005 K	N/A	VARIABLE	N/A	146,875	sh	#	1,700,813
*	FIDELITY FREEDOM 2010 K	N/A	VARIABLE	N/A	273,156	sh	#	3,944,370
*	FIDELITY FREEDOM 2015 K	N/A	VARIABLE	N/A	1,047,966	sh	#	12,386,964
*	FIDELITY FREEDOM 2020 K	N/A	VARIABLE	N/A	2,601,453	sh	#	38,111,285
*	FIDELITY FREEDOM 2025 K	N/A	VARIABLE	N/A	2,773,006	sh	#	35,300,370
*	FIDELITY FREEDOM 2030 K	N/A	VARIABLE	N/A	1,614,821	sh	#	25,288,092
*	FIDELITY FREEDOM 2035 K	N/A	VARIABLE	N/A	1,640,331	sh	#	21,291,498
*	FIDELITY FREEDOM 2040 K	N/A	VARIABLE	N/A	1,417,802	sh	#	12,816,928
*	FIDELITY FREEDOM 2045 K	N/A	VARIABLE	N/A	1,110,884	sh	#	11,386,561
*	FIDELITY FREEDOM 2050 K	N/A	VARIABLE	N/A	540,922	sh	#	5,582,310
*	FIDELITY FREEDOM 2055 K	N/A	VARIABLE	N/A	233,233	sh	#	2,738,153
*	FIDELITY FREEDOM 2060 K	N/A	VARIABLE	N/A	19,442	sh	#	204,917
	VANGUARD WELLINGTON FUND	N/A	VARIABLE	N/A	128,036	sh	#	8,207,125
	EQUITY FUNDS:
*	FIDELITY VALUE K	N/A	VARIABLE	N/A	1,896,139	sh	#	16,496,405
*	FIDELITY MID-CAP STOCK K	N/A	VARIABLE	N/A	887,935	sh	#	27,073,141
*	FIDELITY REAL ESTATE INCOME FUND	N/A	VARIABLE	N/A	45,648	sh	#	512,173
*	FIDELITY SELECT ENERGY PORTFOLIO	N/A	VARIABLE	N/A	27,693	sh	#	916,647
	FRANKLIN CONVERTIBLE SECURITIES FUND	N/A	VARIABLE	N/A	30,462	sh	#	578,776
	T. ROWE PRICE VALUE FUND	N/A	VARIABLE	N/A	635,915	sh	#	19,439,935
	VANGUARD EXPLORER ADM	N/A	VARIABLE	N/A	123,628	sh	#	9,614,540
	VANGUARD HEALTH CARE FUND	N/A	VARIABLE	N/A	46,145	sh	#	3,707,315
	FIXED INCOME FUNDS:
*	FIDELITY INTERMEDIATE-TERM BOND FUND	N/A	VARIABLE	N/A	1,093,693	sh	#	11,582,214
*	FIDELITY CAPITAL & INCOME FUND	N/A	VARIABLE	N/A	1,237,179	sh	#	11,221,214
*	FIDELITY CASH RESERVES	N/A	VARIABLE	N/A	26,733,130	sh	A	26,733,130
*	FIDELITY GNMA	N/A	VARIABLE	N/A	65,763	sh	#	736,550
*	FIDELITY NEW MARKETS INCOME FUND	N/A	VARIABLE	N/A	70,027	sh	#	999,284
	VANGUARD LONG-TERM INVESTMENT-GRADE ADM	N/A	VARIABLE	N/A	250,882	sh	#	2,400,943
	GROWTH FUND:
	T. ROWE PRICE GROWTH STOCK FUND	N/A	VARIABLE	N/A	424,660	sh	#	24,242,328
	VANGUARD GROWTH INDEX FUND	N/A	VARIABLE	N/A	68,570	sh	#	4,737,495
	VANGUARD INTERNATIONAL GROWTH FUND	N/A	VARIABLE	N/A	255,208	sh	#	20,217,571

	INDEX FUNDS:
*	FIDELITY 500 INDEX INSTITUTIONAL	N/A	VARIABLE	N/A	398,580	sh	#	34,716,325
	VANGUARD DIVIDEND APPRECIATION INV	N/A	VARIABLE	N/A	723,939	sh	#	28,363,940
	VANGUARD EXTENDED MARKET INDEX INS	N/A	VARIABLE	N/A	84,989	sh	#	6,432,824
	VANGUARD MID-CAP GROWTH INDEX ADM	N/A	VARIABLE	N/A	13,465	sh	#	2,303,054
	VANGUARD REIT INDEX ADM	N/A	VARIABLE	N/A	11,575	sh	#	1,223,731
	VANGUARD SHORT-TERM BOND INDEX IS	N/A	VARIABLE	N/A	918,813	sh	#	9,472,959
	VANGUARD TOTAL BOND MARKET INDEX INSTITUTIONAL	N/A	VARIABLE	N/A	372,265	sh	#	3,890,173
	VANGUARD TOTAL INTERNATIONAL BOND INDEX AD	N/A	VARIABLE	N/A	41,450	sh	#	899,061
	VANGUARD TOTAL INTERNATIONAL STOCK INDEX IS	N/A	VARIABLE	N/A	41,654	sh	#	4,226,219
	VANGUARD VALUE INDEX FUND	N/A	VARIABLE	N/A	95,983	sh	#	3,663,686
	TOTAL							$458,979,492

EMPLOYER SECURITIES:
*	OLD REPUBLIC INTERNATIONAL
	CORPORATION COMMON STOCK:
	PARTICIPANT DIRECTED	N/A	N/A	N/A	617,762	sh	$10,063,305	$12,707,365
	NON-PARTICIPANT DIRECTED	N/A	N/A	N/A	10,423,120	sh	149,891,593	214,403,569
	UNALLOCATED	N/A	N/A	N/A	4,481,227	sh	82,479,185	92,178,839
	TOTAL				15,522,109	sh	$242,434,083	$319,289,773

SHORT-TERM INVESTMENTS		N/A	N/A	N/A	5,212,100	sh	$5,212,100	5,212,100

	TOTAL INVESTMENTS HELD							$783,481,365

Note:
*	Parties in Interest.
#	Participant directed funds.
A	Includes Non-Participant directed funds (187,213 shares with a cost and current value of $187,213).